                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the period ended March 31, 2001

                                   Xeikon N.V.
        -----------------------------------------------------------------
                 [Translation of registrant's name into English]

                       72 Vredebaan, 2640 Mortsel, Belgium
        -----------------------------------------------------------------
                    [Address of principal executive offices]


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F [X]     Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes [X]     No [ ]

                                   XEIKON N.V.
                                      INDEX
                                    FORM 6-K

                                                                                      PAGE
                                                                                      ----
PART I - FINANCIAL INFORMATION

       Item 1. Condensed Consolidated Financial Statements

               Condensed Consolidated Balance Sheets at December 31, 2000
               (Audited) and March 31, 2001 (Unaudited)............................  3

               Condensed Consolidated Statements of Operations for the three months ended March 31, 2000 and 2001 (Unaudited)....................  4

               Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2000 and 2001 (Unaudited)....................  5

               Consolidated Statements of Comprehensive Income/(Loss) and
               Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000 (audited) and for the three months  ended
               March 31, 2001 (unaudited)..........................................  6

               Notes to Condensed Consolidated Financial Statements................  7-12

       Item 2. Management's Discussion and Analysis of
               Financial Condition and Results of Operations.......................  13-17

       Item 3. Qualitative and Quantitative Disclosures About Market Risk..........  17

PART II - OTHER INFORMATION

       Item 1. Legal Proceedings...................................................  18

       Item 2. Changes in Securities and Use of Proceeds...........................  18

       Item 3. Defaults Upon Senior Securities.....................................  18

       Item 4. Submission of Matters to a Vote of Security Holders.................  18

       Item 5. Other Information...................................................  18

       Item 6. Exhibits and Reports on Form 6-K....................................  18

SIGNATURES ........................................................................  19

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   XEIKON N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (All amounts in thousands of US dollars)

                                                               December 31,      March 31,
                                                                   2000            2001
                                                               --------------------------
                                                                (audited)      (unaudited)
                             ASSETS
Current Assets:
 -Cash and cash equivalents                                        12,807           1,548
 -Accounts receivable                                              54,552          42,819
 -Accounts receivable from related parties                          5,819           7,376
 -Inventory                                                        66,611          68,326
 -Other current assets                                             14,248          13,015
 -Deferred tax assets                                                  --              --
                                                               --------------------------
                    Total current assets                          154,037         133,084
                                                               --------------------------

Property and equipment, at cost                                    46,407          43,687
Less -- accumulated depreciation                                 (13,464)        (13,958)
                                                               --------------------------
                                                                   32,943          29,729
                                                               --------------------------
Other fixed assets, net                                                --              --
Other non-current assets                                            2,849           2,450
Goodwill, net                                                      12,481          11,522
Acquired technology, net                                            4,616           4,133
                                                               --------------------------
                                                                  206,926         180,918
                                                               ==========================
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 -Current portion of capital leasing payable                          511             475
 -Notes payable to Banks                                           24,998          23,859
 -Notes payable to others                                           3,347           6,347
 -Accounts payable                                                 37,636          33,876
 -Due to related parties                                            3,998           3,729
 -Accrued expenses                                                 30,919          25,782
 -Deferred tax liabilities                                          2,053           1,948
                                                               --------------------------

                  Total current liabilities                       103,462          96,016
                                                               --------------------------

Pension obligations                                                 2,327           2,255
Notes payable to others                                             8,410           4,918
Refundable research grants payable, net of current portion            298             286
Capital leasing payable, net of current portion                     5,691           5,289
Minority interest                                                      --              --

Shareholders' equity:
 -Common stock                                                     19,005          19,005
 -Additional paid-in capital                                      102,427         102,427
 -Capital surplus                                                   6,842           6,842
 -Restatement change in accounting method                             374             374
 -Retained earnings (deficit)                                    (12,414)        (23,497)
 -Cumulative translation adjustment                              (29,496)        (32,997)
                                                               --------------------------
                 Total shareholders' equity                        86,738          72,154
                                                               --------------------------

                                                                  206,926         180,918
                                                               ==========================

                                   XEIKON N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (All amounts in thousands of US dollars, except
                          share and per share amounts)

                                                                                       Three Months
                                                                                      Ended    March 31,
                                                                             -------------------------------
                                                                                  2000               2001
                                                                             -------------------------------
                                                                              (unaudited)         (unaudited)

Revenues                                                                          $40,564            $33,604
Cost of revenues                                                                  $29,637            $27,052
                                                                             -------------------------------

                            Gross profit                                          $10,927             $6,552
                                                                             -------------------------------

Operating expenses:
 -Research and development                                                         $6,163             $6,747
 -Acquired in-process research and development                                         $0                 $0
 -Selling, general and administrative                                             $10,006            $11,293
 -Nonrecurring charge                                                                                     $0
                                                                             -------------------------------
                      Total operating expenses                                    $16,169            $18,040
                                                                             -------------------------------

Operating income/(loss)                                                          ($5,242)          ($11,488)

Other income, net                                                                    $542               $405
                                                                             -------------------------------

Income/(loss) before provision of income taxes and minority interest             ($4,700)          ($11,083)
                                                                             -------------------------------

Provisions for income taxes                                                          ($1)                 $0
                                                                             -------------------------------

Income/(loss)  before minority interest and cumulative effect of change          ($4,701)          ($11,083)
                                                                             -------------------------------
in accounting method
Minority interest                                                                      $0                 $0
Cumulative effect of change in accounting method                                   ($669)                 $0

Net income/(loss)                                                                ($5,370)          ($11,083)
                                                                             -------------------------------

                                                                                Shares             Shares
                                                                             ------------       ------------
Weighted average number of common shares                                       28,864,998         30,633,055
outstanding (basic)
                                     Basic earnings per share amount              ($0.19)            ($0.36)
                                                                             ------------       ------------
Impact of:
                  Warrants issued to non employees
                  Options issued to employees                                           0                  0
Weighted average number of common shares                                       28,864,998         30,633,055
                                                                             ------------       ------------
outstanding (diluted)
                                   Diluted earnings per share amount              ($0.19)            ($0.36)
                                                                             ------------       ------------

                                   XEIKON N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (All amounts in thousands of US dollars)

                                                                                 Three Months
                                                                               Ended     March 31
                                                                          -----------------------
                                                                            2000           2001
                                                                          --------       --------
                                                                         (unaudited)    (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                                ($4,193)      ($11,083)

ADJUSTMENTS TO RECONCILE CASH (USED IN)
PROVIDED BY OPERATING ACTIVITIES:
 -Deferred tax                                                                 (8)          (105)
 -Depreciation and amortization                                              2,148          1,936
 -Amortization in-process research and development                              --
 -Pension obligations                                                        (132)           (72)
 -Minority interest                                                           (82)             --
 -Changes in operating assets and liabilities
     Accounts receivable                                                     7,353         11,733
     Accounts receivable from related parties                                1,563        (1,557)
     Inventory                                                             (3,430)        (1,715)
     Prepaid expenses                                                      (1,096)          1,233
     Accounts payable                                                        (499)        (3,760)
     Due to related parties                                                  (820)          (269)
     Accrued expenses                                                          764        (5,137)
             NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES             1,568        (8,796)

CASH FLOWS FROM INVESTING ACTIVITIES:
 -Purchase of property and equipment                                       (1,317)          2,720
 -Acquisition of subsidiary, net of cash acquired                               --             --
 -Other investment                                                             111             --
                           NET CASH USED IN INVESTING ACTIVITIES           (1,206)          2,720

CASH FLOWS FROM FINANCING ACTIVITIES:
 -Proceeds from notes payable to banks                                       1,085        (1,139)
 -Net borrowings (repayments) under notes payable to related parties         (437)          (492)
 -Advances to affiliates and other                                             137            399
 -Refundable research grants                                                  (12)           (12)
 -Payments under capital lease obligation                                       --          (438)
 -Capital surplus                                                                              --
 -Proceeds from issuance of common stock                                        --             --
             NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES               773        (1,682)

Foreign exchange effect on net equity                                      (3,780)        (3,501)

=================================================================================================
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (2,645)       (11,259)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               9,237         12,807
=================================================================================================
CASH AND CASH EQUIVALENTS, END OF PERIOD                                     6,592          1,548
=================================================================================================

Interest paid during the period                                                               543
Tax paid during the period                                                                      0

=================================================================================================

                                   XEIKON N.V.
                           CONSOLIDATED STATEMENTS OF
              COMPREHENSIVE INCOME/(LOSS) AND SHAREHOLDERS' EQUITY

  (All amounts in Thousands of US Dollars, Except Share and Per Share Amounts)

                                                Total         Comprehensive      Accumulated      Accumulated      Common
                                             Shareholders      Income/(Loss)    Profit/(Loss)        Other         Shares
                                                Equity                                           Comprehensive
                                                                                                 Income/(Loss)
                                           --------------------------------------------------------------------------------
Balance, December 31, 1998                      $89,344               --         ($2,688)         ($8,104)       28,527,101
                                           ================================================================================

Net income                                       14,863           14,863           14,863               --               --
Other comprehensive income -
     foreign currency translation              (12,514)         (12,514)               --         (12,514)               --
Comprehensive income                                 --            2,349               --               --               --
Exercise of stock options                           422               --               --               --           49,097
Exercise of warrants                              1,038               --               --               --          288,800

                                           --------------------------------------------------------------------------------
Balance, December 31, 1999                      $93,153               --          $12,175        ($20,618)       28,864,998
                                           ================================================================================
        (audited)

Net loss                                       (24,589)         (24,589)         (24,589)               --               --
Other comprehensive income -
    - foreign currency translation              (8,878)          (8,878)               --          (8,878)               --
    - effect of restatement as required
      by SAB101                                     374              374                               374
Comprehensive income                                 --         (33,093)               --               --               --
Capital increase                                 19,729                                                           1,751,741
Capital surplus                                   6,842
Exercise of stock options                            --               --               --               --               --
Exercise of warrants                                107               --               --               --           16,316

                                           --------------------------------------------------------------------------------
Balance, December 31, 2000                      $86,738               --       -($12,414)        ($29,122)       30,633,055
                                           ================================================================================

Net loss                                       (11,083)         (11,083)         (11,083)               --               --
Other comprehensive income -
    - foreign currency translation              (3,501)          (3,501)               --          (3,501)               --
    - effect of restatement as required
      by SAB101                                      --               --                             (374)
Comprehensive income                                 --         (14,584)               --               --               --
Capital increase                                     --                                                                  --
Capital surplus                                      --
Exercise of stock options                            --               --               --               --               --
Exercise of warrants                                 --               --               --               --               --

                                           --------------------------------------------------------------------------------
Balance, March 31, 2001                         $72,154               --        ($23,497)        ($32,997)       30,633,055
                                           ================================================================================


                                                         Capital    Additional
                                           Amount        Surplus     Paid-in
                                                                     Capital
                                           ----------------------------------
Balance, December 31, 1998                 $17,980                    $82,156
                                           ==================================

Net income                                      --                         --
Other comprehensive income -
     foreign currency translation               --                         --
Comprehensive income                            --                         --
Exercise of stock options                       26                        396
Exercise of warrants                           154                        884

                                           ----------------------------------
Balance, December 31, 1999                 $18,160                    $83,436
                                           ==================================
        (audited)

Net loss                                        --                         --
Other comprehensive income -
    - foreign currency translation              --                         --
    - effect of restatement as required
      by SAB101
Comprehensive income                            --                         --
Capital increase                               837                     18,892
Capital surplus                                         6,842
Exercise of stock options                       --                         --
Exercise of warrants                             8                         99

                                           ----------------------------------
Balance, December 31, 2000                 $19,005      6,842        $102,427
                                           ==================================

Net loss                                        --                         --
Other comprehensive income -
    - foreign currency translation              --                         --
    - effect of restatement as required
      by SAB101
Comprehensive income                            --                         --
Capital increase                                --                         --
Capital surplus                                            --
Exercise of stock options                       --                         --
Exercise of warrants                            --                         --

                                           ----------------------------------
Balance, March 31, 2001                    $19,005      6,842        $102,427
                                           ==================================

                                   XEIKON N.V.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  (ALL AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)


1.      SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

        Xeikon N.V., a Belgian corporation, (the "Company") was established in 1988 and develops, manufactures and markets an innovative digital color printing system specifically designed to meet the speed, quality, reliability, cost, variable content and on demand requirements of the short run color printing market.

        The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results for the interim periods presented are not necessarily indicative of results to be expected for any future period. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on Form 20-F dated June 30, 2000.

2.      INVENTORY

        Inventory is comprised of material, labor and manufacturing overhead, and is stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides reserves for excess and obsolete inventory or disposes of such inventory. Inventory consists of the following:

                                                 DECEMBER 31,   MARCH 31,
                                                     2000         2001
                                               ----------------------------
                                                  (audited)    (unaudited)
Raw materials ...............................      $30,447      $28,794
Work-in-Process .............................        6,879        7,190
Finished Goods ..............................       22,058       24,480
Goods purchased for resale (consumables) ....        7,227        7,862
                                               ----------------------------
                                                   $66,611      $68,326
                                               ============================

3.      EARNINGS PER SHARE

        Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common and common equivalent shares outstanding during the period. Given the net loss for the 3 months ended March 31, 2001 there is no dilutive effect on the loss per share.

4.      INVESTMENT


        Until April 21, 2001, Xeikon had the right to acquire the remaining 20% of Nipson International (337,500 shares) from Bull or Dai Nippon Printing, a permitted transferee of 10% of the shares, for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). This right was extended for an additional six months for no additional consideration. If Xeikon does not exercise its option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning October 21, 2001 and ending April 21, 2002, to purchase all or part of their shares at a per share price equal to the Purchase Price.

                In connection with the acquisition from Bull, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

        Bull agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF. The Company submitted claims for indemnification to Bull for approximately 35,000,000 FF (approximately $5 million) under the agreement and has recorded such claims as a receivable. The set up of this receivable was registered against goodwill in the second quarter of 2000.

5.      SEGMENT AND GEOGRAPHIC INFORMATION

        The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions about how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is a combination of the Chief Executive Officer, and the Chief Financial Officer. The Company has viewed its operations and manages its business as principally two segments, the sale of printing systems and options and the sale of consumables, spares, tools and others. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales and transfers. The segment revenues and cost of revenues are as follows:

CONSOLIDATED XEIKON GROUP                      Three Months
                                              ended March 31,
                                        -------------------------
                                            2001          2000
                                          -------       -------
                                             (in thousands)
                                             --------------
Systems and options
     Revenues                             $12,633       $19,014
     Cost of revenues                     $10,960        12,088
     Gross Profit                           1,673         6,926
     Gross Margin                             13%           36%
Consumables, spares, tools and other
     Revenues                             $20,971       $21,550
     Cost of revenues                      16,092        17,549
     Gross Profit                           4,879         4,001
     Gross Margin                             23%           19%

Total
     Revenues                             $33,604       $40,564
     Cost of revenues                      27,052        29,637
     Gross Profit                           6,552        10,927
     Gross Margin                             20%           27%

Revenues by geographic area:
 -United States                            $8,165      $17,242
 -Rest of Europe                            8,716        2,617
 -Belgium                                     487        3,982
 -The Netherlands                           2,456        7,147
 -United Kingdom                            2,603        2,534
 -Germany                                   6,235        4,224
 -Other                                     4,942        2,818
                                     --------------------------
                                          $33,604      $40,564
                                     ==========================

As a percentage of total revenue:
 -United States                            24.30%       42.51%
 -Rest of Europe                           25.94%        6.45%
 -Belgium                                   1.45%        9.82%
 -The Netherlands                           7.31%       17.62%
 -United Kingdom                            7.75%        6.25%
 -Germany                                  18.55%       10.41%
 -Other                                    14.70%        6.95%
                                     --------------------------
                                          100.00%      100.00%
                                     ==========================


COLOR                                        Three Months
                                            ended March 31,
                                      -------------------------
                                          2001        2000
                                          ----        ----
                                           (in thousands)
Systems and options
     Revenues                               $8,805     $14,295
     Cost of revenues                        8,574       9,658
     Gross Profit                              231       4,637
     Gross Margin                               3%         32%
Consumables, spares, tools and other
     Revenues                              $13,232     $13,923
     Cost of revenues                        9,477      10,311
     Gross Profit                            3,755       3,612
     Gross Margin                              28%         26%

Total
     Revenues                              $22,037     $28,218
     Cost of revenues                       18,051      19,969
     Gross Profit                            3,986       8,249
     Gross Margin                              18%         29%

Revenues by geographic area:
 -United States                             $4,678     $12,983
 -Rest of Europe                             4,342        -228
 -Belgium                                      375       3,873
 -The Netherlands                            2,337       7,070
 -United Kingdom                             1,567       1,021
 -Germany                                    5,153       2,260
 -Other                                      3,585       1,239
                                      -------------------------
                                           $22,037     $28,218
                                      =========================

As a percentage of total revenue:
 -United States                             21.23%      46.01%
 -Rest of Europe                            19.70%      -0.81%
 -Belgium                                    1.70%      13.73%
 -The Netherlands                           10.60%      25.05%
 -United Kingdom                             7.11%       3.62%
 -Germany                                   23.38%       8.01%
 -Other                                     16.28%       4.39%
                                      -------------------------
                                           100.00%     100.00%
                                      =========================

BLACK & WHITE                               Three Months
                                           ended March 31,
                                       ------------------------
                                         2001         2000
                                         ----         ----
                                             (in thousands)
Systems and options
     Revenues                              $3,828       $4,719
     Cost of revenues                       2,386        2,430
     Gross Profit                           1,442        2,289
     Gross Margin                             38%          49%
Consumables, spares, tools and other
     Revenues                              $7,739       $7,627
     Cost of revenues                       6,615        7,238
     Gross Profit                           1,124          389
     Gross Margin                             15%           5%

Total
     Revenues                             $11,567      $12,346
     Cost of revenues                       9,001        9,668
     Gross Profit                           2,566        2,678
     Gross Margin                             22%          22%

Revenues by geographic area:
 -United States                            $3,487       $4,259
 -Rest of Europe                            4,374        2,845
 -Belgium                                     112          109
 -The Netherlands                             119           77
 -United Kingdom                            1,036        1,513
 -Germany                                   1,082        1,964
 -Other                                     1,357        1,579
                                      -------------------------
                                          $11,567      $12,346
                                      =========================

As a percentage of total revenue:
 -United States                            30.15%       34.50%
 -Rest of Europe                           37.81%       23.04%
 -Belgium                                   0.97%        0.88%
 -The Netherlands                           1.03%        0.62%
 -United Kingdom                            8.96%       12.25%
 -Germany                                   9.35%       15.91%
 -Other                                    11.73%       12.79%
                                      -------------------------
                                          100.00%      100.00%
                                      =========================

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Certain of the statements included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as elsewhere in this report on Form 6-K are forward-looking statements. These statements involve risks and uncertainties that could cause the actual results to differ materially from those expressed in or implied by such statements. These statements should be read in the context of those factors discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission on June 30, 2000.

OVERVIEW

        On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation ("Varis"), a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which is due on March 4, 2001. Xeikon may extend the maturity date of the promissory note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock. The investment is accounted at cost. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valuated at the actual exchange rate. This is separately reflected as a non-recurring charge in the Consolidated Statements of Operations of the Company of 2000.

        On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A., a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately U.S.$15.8 million, or 71.11 per share).

        From April 21, 2000 through April 21, 2001, Xeikon had the right to acquire the remaining 20% of Nipson International (337,500 shares) from the minority shareholders for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition. This right was extended for a six month period and now expires on October 21, 2001. If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning October 21, 2001 and ending April 21, 2002, to purchase all or part of their shares at a per share price equal to the Purchase Price.

        The acquisition of Nipson International was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their fair market values. The excess purchase price over the fair value of net assets acquired has been accounted for as goodwill and is being amortized over 10 years using the straight line method.

        Bull has agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF (approximately $5 million). The Company introduced claims for indemnification to Bull for approximately 35,000,000 FF (approximately $5 million) under the agreement and has recorded such claims as a receivable. The set up of this receivable was registered against goodwill in the second quarter of 2000 reducing the net book value of the goodwill by $4.9 million.

        In connection with the acquisition, Xeikon assumed two loans of Nipson and its wholly owned subsidiary Nipson Inc. from its former majority shareholder Bull in the amount of 70,000,000 FF (approximately $10 million) and U.S. $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

        On June 30, 2000 the Company acquired the digital printing systems ("DPS") business of Agfa. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and $1.2 million in cash. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations - including a manufacturing facility in Heultje, Belgium- research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

        On July 1, 2000 the Company entered into a joint venture with PrimeSource Corporation, called Canopy LLC ("Canopy"). The Company owns 26% of the voting shares and PrimeSource owns the remaining 74%. Canopy is controlled by Primesource and the joint venture agreement provides for certain protective rights for the Company. Canopy markets Xeikon- branded products in the United States and will also assume the technical service activities.



BUSINESS SEGMENTS

        Xeikon has two reportable business segments:

        - Color (digital color presses and related consumables, parts and service)

        - B & W (black and white presses and related consumables, parts and service)

EFFECTS OF CURRENCY CHANGES

        Xeikon's functional currency is the Euro. When translated into US dollars, Xeikon's revenues and net income are negatively affected by the appreciation in the value of the US dollar against the Euro between the first quarter of 2000 and the first quarter of 2001. The US dollar was 7% higher against the Euro for the first quarter of 2001 than for the first quarter of 2000. The Nipson functional currency is the French Franc. Since the French Franc and Euro are linked, the impact of the Dollar versus Euro or French Franc is similar.

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED MARCH 31, 2001 COMPARED TO THREE-MONTH PERIOD ENDED MARCH 31, 2000.

        Revenues. Revenues decreased 17% from $40.6 million for the three-month period ended March 31, 2000 to $33.6 million for the three-month period ended March 31, 2001. Revenues were principally affected by (1) the slowdown in equipment revenues in the VAD channel, (2) the decrease in equipment sales prices, (3) the delay in the first commercial shipments of the new CSP, (4) the low number of shipments in the OEM channel and (5) the unfavorable product mix. The Company expects that there will be no future equipment sales to Xerox. Revenues were also affected by currency changes noted above. Revenues from consumables, spare parts and other decreased 3% from $21.6 million during the first quarter of 2000 to $21 million for the first quarter of 2001.

        Cost of Revenues. Cost of revenues decreased 9% from $29.6 million in the first quarter of 2000 to $27.1 million in the first quarter of 2001. The decrease is the net effect of currency changes noted above, lower equipment shipments, higher material cost due to the unfavourable product mix and high service costs.

        Gross Profit. Gross profit decreased 40% from $10.9 million for the first quarter of 2000 to $6.6 million for the first quarter of 2001. Gross margin for printing systems and options decreased from 36% of revenue in the 2000 quarter to 13% of revenue in the 2001 quarter due to decreased sales prices because of the late introduction of the CSP (web-fed presses are delivered at lower prices) and less 500D shipments which is a high margin product line. Gross margin for the segment consumables, spares tools and other increased from 19% of revenue in the 2000 quarter to 23% of revenue in the 2001 quarter. The decrease in total gross margin is due to the factors affecting revenues noted above.

        Research and Development. Research and development expenses increased 9% from $6.2 million in the first quarter of 2000 to $6.7 million in the first quarter of 2001. Research and development expenses were 15% of revenues in the first quarter of 2000 and 20% in the first quarter of 2001. The increased ratio for the 2001 quarter is mainly explained by (1) the lower equipment revenues generated during third quarter, and (2) the incorporation of the digital front end and toner research department as a result of the Agfa DPS acquisition. During the 2001 quarter the Company received a non-refundable research and development subsidy of $0.9 million from a governmental institution. Without this subsidy the total research and development expenses were $7,599 or 23% of revenues.

        Selling, General and Administrative. Selling, general and administrative expenses increased to $11.3 million in the first quarter of 2001 from $10 million in the 2000 quarter. This increase is mainly due to the incorporation of the Agfa DPS division, the start-up of direct sales activities in specific markets and higher personnel costs in the different sales organizations.

        Other Income (Expense). Other income was $0.5 million for the first quarter of 2000 and $0.4 million for the first quarter of 2001. Other income consists mainly of exchange rate differences.

        Income Taxes. The Company had a net loss of $5.4 million for the three-month period ended March 31, 2000 and a net loss before of $11.1 million for the three-month period ended March 31, 2001. The Company did not record any income tax provision for the 2001 period and a tax charge of $1,000 in the 2000 period.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's operating activities produced negative cash of $8.8 million during the three-month period ended March 31, 2001.

        At March 31, 2001, the Company had $1.5 million in cash and cash equivalents. The Company uses its credit line facilities in the event that its liquidity needs are not met by its then available cash. In addition, the Company intends to raise additional capital in the public or private markets through the issuance of equity securities, debt securities or a combination thereof to meet its liquidity needs. At March 31, 2001, the Company's notes payable to banks amounted to $23.9 million. The total available credit under the Company's credit lines at the end of March 2001 was approximately $33 million. Amounts due under the Company's credit lines are payable on demand and the credit lines may be cancelled for any reason upon 30 days notice (KBC, Fortis and BCH) and 15 days notice (BBL).

        In April 1999, Xeikon used approximately $15.8 million in cash to fund its acquisition of an 80% interest in Nipson International. Xeikon has the option until November 2001 to acquire the remaining 20% of Nipson International (337,500 shares) for a price per share equal to 71.11 FF plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning October 21, 2001 and ending April, 2002, to purchase all or part of their shares at a per share price equal to the Purchase Price.

        In connection with the Nipson acquisition, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. from Bull, in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan will bear interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and will not bear interest.

        In connection with the acquisition of the land for expansion of its manufacturing facilities, the Company assumed a roll over credit facility of Euro 3 million as of July 1, 1999, bearing interest at the Euribor rate plus 0.20%.

        On July 27, 2000, the Company signed an off balance lease agreement for a new plant building in Lier for an amount of $28 million with quarterly payments (from the completion date currently estimated to be March 31, 2002) for a 15 year period with a purchase option. The interest rate is EURIBOR 3 months minus a discount (+5.6%).

FOREIGN CURRENCY TRANSLATION

        The functional currency of the Company is the Euro (EUR) and the French Franc, which is directly linked to the Euro, for Nipson, but the Company has elected to present the financial statements in US dollars. The financial statements of the Company are translated from its functional currency, (the
Euro), into the reporting currency, the US dollar, utilizing the current rate method. All cumulative translation gains or losses from the translation into the Company's reporting currency are included as a separate component of shareholders' equity in the accompanying balance sheet. The change in the cumulative translation adjustment reflects the strengthening of the US dollar against the EUR between December 31, 2000 and March 31, 2001. The exchange rate was US $1.00 for EUR 1.07 at December 31, 2000 and US $1.00 for EUR 1.1 at March 31, 2001.

ITEM 3. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

        Not applicable

                           PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        None.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

        None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        Not applicable.

ITEM 5. OTHER INFORMATION

        None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

        Xeikon France S.A. Lease

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   XEIKON N.V.


Date: May 15, 2001                 By:        /s/  Gerrit Keyaerts
                                      ----------------------------------------
                                      Gerrit Keyaerts, Chief Financial Officer